LMFUNDING

An emerging leader in Bitcoin mining

Q4 2024 Supplemental Investor Presentation
Nasdaq: LMFA

Forward-Looking Statements

This presentation may contain forward-looking statements the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," and "project" and other similar words and expressions are intended to signify forward-looking statements. Forward-looking statements are not guarantees of future results and conditions but rather are subject to various risks and uncertainties.

Some of these risks and uncertainties are identified in the company's most recent Annual Report on Form 10-K and its other filings with the SEC, which are available at www.sec.gov. These risks and uncertainties include, without limitation, the risks of operating in the cryptocurrency mining business, our limited operating history in the cryptocurrency mining business and our ability to grow that business, the capacity of our Bitcoin mining machines and our related ability to purchase power at reasonable prices, our ability to identify and acquire additional mining sites, the ability to finance our site acquisitions and cryptocurrency mining operations, our ability to acquire new accounts in our specialty finance business at appropriate prices, changes in governmental regulations that affect our ability to collected sufficient amounts on defaulted consumer receivables, changes in the credit or capital markets, changes in interest rates, and negative press regarding the debt collection industry. The occurrence of any of these risks and uncertainties could have a material adverse effect on our business, financial condition, and results of operations.

For additional disclosure regarding risks faced by LM Funding America, Inc., please see our public filings with the Securities and Exchange Commission, available on the Investor Relations section of our website at www.lmfunding.com and on the SEC's website at www.sec.gov.

Non-GAAP Financial Measures

This presentation includes certain non-GAAP financial measures, such as Core EBITDA. These non-GAAP measures are presented for supplemental information and should not be considered a substitute for financial information presented in accordance with GAAP. A reconciliation of these non-GAAP measures to the most directly comparable GAAP measures is set forth in the Appendix to this presentation

Overview


LM FUNDING
AMERICA, INC.

Hashrate

630 Ph/s[1]

FY24 BTC Mined

170.6

FY24 Revenue[2]

$11 million

FY24 Core EBITDA

$3.9M

BTC Holdings[3]

165.8 BTC
$14.4 million

BTC per Share[4]

$2.81

Revenue

		$13.0M	$11.0M
			April 2024 Halving
$0.9M	$1.7M		
FY21	**FY22 HODL 54.9**	**FY23 HODL 95.1**	**FY24 HODL 150.2**

[1] Includes total machines on hand, 560 PH/s energized as of 2/28/25
[2] Includes $444K specialty finance and $123K of rental revenue
[3] Bitcoin holdings of 165.8 BTC valued at $14.4M as of 3/26/25 at a price of $87k
[4] Calculated using 5,133,412 shares outstanding as of 12/31/24 from SEC Form S-3 filed January 13, 2025, Bitcoin holdings of 165.8 BTC as of 2/28/25 and Bitcoin price of $87k as of 3/26/25

Q4'24 and YTD'25 Operational Highlights



2024

- Mined 170.6 BTC for FY'24
- Acquired 15 MW Mining Facility in Oklahoma in Q4'24

2025

- Achieved 0.6 EH/s with Oklahoma site
- LuxOS firmware upgrade estimated to enhance efficiency 10-15%; increasing revenue and profits without additional capex
- Mined total 16.1 BTC through the two months ended February 28, 2025

Q4'24 Financials



- Total revenue of $2.0M

- Staff costs, payroll, professional costs and SG&A of $1.6M, down 18.1% YoY

- Net income attributable to LM Funding America of $2.0M, up from $1.6M loss in Q4'23

- Core EBITDA of $3.3M, up ~10X YoY



Revenue

$4.1M

Post April 2024 Halving
$2.0M

Q4'23   Q4'24



Core EBITDA

$3.3M

$0.3M

Q4'23   Q4'24

Balance Sheet – December 31, 2024



All amounts as of 12/31/24

$3.4M	Cash
$0.8M	Prepaid expenses and other assets
$6.8M	Total Debt

$14.0M[1]	BTC Holdings
$13.5M	Total Current Assets
$1.6M	Total Current Liabilities

[1] Bitcoin holdings of 150.2 BTC valued at $14.0M as of 12/31/24 at a price of $93k

Differentiated Strategy



- **Vertically integrated**

- **Targeting 5 – 20 MW facilities**

- **Disciplined Opex**

- **Strong balance sheet + HODL Strategy**

- **BTC backed debt**

- **BTC Holdings = $14.4M[1]**



[1] Bitcoin holdings of 165.8 BTC valued at $14.4M as of 3/26/25 at a price of $87k

LMFUNDING

An emerging leader in Bitcoin mining & specialty finance

Q&A

LMFundingIR@orangegroupadvisors.com

LMFUNDING

An emerging leader in Bitcoin mining & specialty finance

Financials

LMFundingIR@orangegroupadvisors.com

Balance Sheet



	December 31, 2024	December 31, 2023
Assets		
Cash	$ 3,378,152	$ 2,401,831
Digital assets - current (Note 4)	9,021,927	3,416,256
Finance receivables	21,051	19,221
Marketable securities (Note 7)	27,050	17,860
Receivable from sale of Symbiont assets (Note 7)	200,000	200,000
Prepaid expenses and other assets	827,237	4,067,212
Income tax receivable	31,187	31,187
Current assets	13,506,604	10,153,567
Fixed assets, net (Note 5)	18,376,948	24,519,610
Intangible assets, net (Note 5)	5,478,958	-
Deposits on mining equipment (Note 6)	467,172	20,837
Notes receivable from Seastar Medical Holding Corporation (Note 7)	-	1,440,498
Long-term investments - equity securities (Note 7)	4,255	156,992
Investment in Seastar Medical Holding Corporation (Note 7)	200,790	1,145,486
Digital assets - long-term (Note 4)	5,000,000	-
Operating lease - right of use assets (Note 9)	938,641	189,009
Other assets	73,857	86,798
Long-term assets	30,540,621	27,559,230
Total assets	$ 44,047,225	$ 37,712,797
Liabilities and stockholders' equity		
Accounts payable and accrued expenses	989,563	2,064,909
Note payable - short-term (Note 8)	386,312	567,586
Due to related parties (Note 11)	15,944	22,845
Current portion of lease liability (Note 9)	170,967	110,384
Total current liabilities	1,562,786	2,765,724
Note payable - long-term (Note 8)	6,365,345	-
Lease liability - net of current portion (Note 9)	776,535	85,775
Long-term liabilities	7,141,880	85,775
Total liabilities	8,704,666	2,851,499
Stockholders' equity (Note 12)		
Preferred stock, par value $.001; 150,000,000 shares authorized; no shares issued and outstanding as of December 31, 2024 and December 31, 2023	-	-
Common stock, par value $.001; 350,000,000 shares authorized; 5,133,412 shares issued and outstanding as of December 31, 2024 and 2,492,964 as of December 31, 2023	4,602	2,493
Additional paid-in capital	102,685,470	95,145,376
Accumulated deficit	(65,662,731)	(58,961,461)
Total LM Funding America stockholders' equity	37,027,341	36,186,408
Non-controlling interest	(1,684,782)	(1,325,110)
Total stockholders' equity	35,342,559	34,861,298
Total liabilities and stockholders' equity	$ 44,047,225	$ 37,712,797

Income Statement



	Three Months Ended December 31,		Years Ended December 31,	
	2024	2023	2024	2023
Revenues:				
Digital mining revenues	$ 1,814,169	$ 3,946,485	$ 10,432,605	$ 12,289,131
Specialty finance revenue	140,377	75,901	443,599	550,445
Rental revenue	30,678	33,028	123,444	144,514
Total revenues	**1,985,224**	**4,055,414**	**10,999,648**	**12,984,090**
Operating costs and expenses:				
Digital mining cost of revenues (exclusive of depreciation and amortization shown below)	1,248,083	2,668,770	6,990,856	9,406,940
Staff costs and payroll	907,883	1,121,796	4,556,781	5,858,736
Depreciation and amortization	658,757	1,495,614	7,774,161	4,983,480
Gain on fair value of Bitcoin, net	(4,254,031)	(383,497)	(7,350,805)	-
Impairment loss on mining equipment	191,317	261,191	1,379,375	-
Impairment loss on mined digital assets	-	280,278	-	965,967
Realized gain on sale of mined digital assets	-	(999,717)	-	(2,070,508)
Professional fees	434,251	634,535	2,057,165	1,863,038
Selling, general and administrative	234,366	168,632	817,041	851,806
Real estate management and disposal	70,483	19,105	159,913	146,716
Collection costs	4,647	12,342	41,043	29,875
Settlement costs with associations	-	-	-	10,000
Loss on disposal of assets	81,594	9,389	136,100	9,389
Other operating costs	232,168	542,105	899,569	999,959
Total operating costs and expenses	**(190,482)**	**5,830,543**	**17,461,199**	**23,055,398**
Operating income (loss)	**2,175,706**	**(1,775,129)**	**(6,461,551)**	**(10,071,308)**
Unrealized gain on marketable securities	8,206	7,134	9,190	13,570
Impairment loss on prepaid machine deposits	-	-	(12,941)	(36,691)
Impairment loss on prepaid hosting deposits	-	(184,236)	-	(184,236)
Unrealized loss on investment and equity securities	(244,809)	546,563	(1,097,433)	(9,771,050)
Impairment loss on Symbiont assets	-	-	-	(750,678)
Gain on fair value of purchased Bitcoin, net	(18,729)	-	39,197	-
Credit loss on Seastar note receivable	-	22,344	-	-
Realized gain on securities	-	2,632	-	4,420
Realized gain on sale of purchased digital assets	-	-	-	1,917
Gain on adjustment of note receivable allowance	-	-	-	1,052,542
Other income - coupon sales	-	-	4,490	639,472
Other income - financing revenue	-	-	-	37,660
Interest expense	(211,946)	-	(443,700)	-
Interest income	182,620	38,705	307,316	249,586
Income (loss) before income taxes	**1,891,048**	**(1,341,987)**	**(7,655,432)**	**(18,814,796)**
Income tax expense	-	(60,571)	-	(60,571)
Net income (loss)	**$ 1,891,048**	**$ (1,402,558)**	**$ (7,655,432)**	**$ (18,875,367)**
Less: loss attributable to non-controlling interest	74,760	(189,208)	340,056	2,931,113
Net income (loss) attributable to LM Funding America Inc.	**$ 1,965,808**	**$ (1,591,766)**	**$ (7,315,376)**	**$ (15,944,254)**
Less: deemed dividends (Note 12)	(5,090,619)	-	(6,794,924)	-
Net loss attributable to common shareholders	**$ (3,124,811)**	**$ (1,591,766)**	**$ (14,110,300)**	**$ (15,944,254)**
Basic loss per common share (Note 1)	$ (0.86)	$ (0.67)	$ (5.02)	$ (6.98)
Diluted loss per common share (Note 1)	$ (0.86)	$ (0.67)	$ (5.02)	$ (6.98)
Weighted average number of common shares outstanding				
Basic	3,650,624	2,362,964	2,808,064	2,283,836
Diluted	3,650,624	2,362,964	2,808,064	2,283,836



Cash Flows

LMFUNDING AMERICA, INC.

	Years Ended December 31, 2024	Years Ended December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (7,655,432)	$ (18,875,367)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and amortization	7,774,161	4,983,480
Noncash lease expense	109,842	98,536
Amortization of debt issue costs	35,435	-
Stock compensation	76,322	1,095,705
Stock option expense	443,220	1,843,731
Professional fees paid in common shares	100,001	-
Accrued investment income	(197,104)	(159,692)
Digital assets other income	(4,490)	-
Gain on fair value of Bitcoin, net	(7,390,002)	-
Impairment loss on mining machines	1,379,375	-
Impairment loss on digital assets	-	965,967
Impairment loss on mining machine deposits	12,941	36,691
Impairment loss on hosting deposits	-	184,236
Impairment loss on Symbiont assets	-	750,678
Unrealized gain on marketable securities	(9,190)	(13,570)
Realized gain on securities	-	(4,420)
Unrealized loss on investment and equity securities	1,097,433	9,771,050
Loss on disposal of fixed assets	136,100	9,389
Allowance for loss on debt security	-	-
Proceeds from securities	-	744,036
Realized gain on sale of digital assets	-	(2,072,425)
Reversal of allowance loss on debt security	-	(1,052,542)
Investments in marketable securities	-	(739,616)
Change in operating assets and liabilities:		
Prepaid expenses and other assets	3,781,133	189,407
Hosting deposits	(12,941)	(36,691)
Repayments to related party	(6,901)	(52,643)
Accounts payable and accrued expenses	(1,075,346)	177,478
Mining of digital assets	(10,432,605.00)	(12,289,131)
Proceeds from sale of digital assets	—	10,874,701
Lease liability payments	(108,131.00)	(95,948)
Income tax receivable	—	262,279
Net cash used in operating activities	(11,946,179)	(3,404,681)

	Years Ended December 31, 2024	Years Ended December 31, 2023
Net cash used in operating activities	(11,946,179)	(3,404,681)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net collections of finance receivables - original product	1,059	(6,428)
Net collections of finance receivables - special product	(2,889)	14,009
Capital expenditures	(1,732,472)	(1,625,284)
Proceeds from sale of fixed assets	78,806	-
Acquisition of Tech Infrastructure JV I LLC assets	(3,642,870)	-
Investment in note receivable	(3,587,195)	(125,000)
Collection of note receivable	-	2,651,943
Collection of note receivable - related party	1,449,066	-
Investment in digital assets	(485,500)	(35,157)
Proceeds from sale of digital assets	8,309,104	27,815
Proceeds from the sale of tether	11,928	-
Symbiont asset acquisition	-	1,800,000
Financing activities for Symbiont asset acquisition	-	(402,361)
Distribution to members	(19,616)	-
Net cash provided by investing activities	379,421	2,299,537
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from borrowings	6,329,910	-
Insurance financing repayments	(709,491)	(624,481)
Exercise of warrants	4,748,971	
Exercise of options	25,000	-
Proceeds from equity offering	2,148,689	-
Issue costs for the issuance of common stock	—	(106,550)
Net cash provided by (used in) financing activities	12,543,079	(731,031)
NET INCREASE (DECREASE) IN CASH	**$ 976,321**	**(1,836,175)**
CASH - BEGINNING OF PERIOD	2,401,831	4,238,006
CASH - END OF PERIOD	3,378,152	2,401,831

Core EBITDA (Non-GAAP)



Non-GAAP Financial Measures

Our reported results are presented in accordance with U.S. generally accepted accounting principles ("GAAP"). We also disclose Earnings before Interest, Tax, Depreciation and Amortization ("EBITDA") and Core Earnings before Interest, Tax, Depreciation and Amortization ("Core EBITDA") which adjusts for unrealized loss on investment and equity securities, unrealized gain on convertible debt securities, gain on adjustment of note receivable allowance, impairment loss on mined digital assets, impairment of intangible long-lived assets, impairment of prepaid hosting deposits, impairment of prepaid mining machine deposits and gain on adjustment of note receivable allowance, non-cash lease expenses, costs associated with At-the-Market Equity program, contract termination costs, Impairment loss on Symbiont assets, impairment loss on mining equipment, and stock compensation expense and option expense, all of which are non-GAAP financial measures. We believe these non-GAAP financial measures are useful to investors because they are widely accepted industry measures used by analysts and investors to compare the operating performance of Bitcoin miners.

The following tables reconcile net loss, which we believe is the most comparable GAAP measure, to EBITDA and Core EBITDA:

	Three Months Ended December 31,		Years Ended December 31,	
	2024	**2023**	**2024**	**2023**
Net loss	$ 1,891,048	$ (1,402,558)	$ (7,655,432)	$ (18,875,367)
Income tax expense	-	60,571	-	60,571
Interest expense	211,946	-	443,700	-
Depreciation and amortization	658,757	1,495,614	7,774,161	4,983,480
Income (loss) before interest, taxes & depreciation	$ 2,761,751	$ 153,627	$ 562,429	$ (13,831,316)
Unrealized loss on investment and equity securities	244,809	(546,563)	1,097,433	9,771,050
Gain on adjustment of note receivable allowance	-	-	-	(1,052,542)
Impairment loss on mined digital assets	-	143,317	-	965,967
Impairment loss on prepaid machine deposits	12,941	-	12,941	36,691
Impairment loss on prepaid hosting deposits	-	184,236	-	184,236
Costs associated with At-the-Market Equity program	-	-	119,050	-
Contract termination costs	-	-	250,001	-
Impairment loss on Symbiont assets	-	-	-	750,678
Impairment loss on mining equipment	191,317	-	1,379,375	-
Stock compensation and option expense	110,805	410,584	519,542	2,939,436
Core income (loss) before interest, taxes & depreciation	$ 3,321,623	$ 345,201	$ 3,940,771	$ (235,800)

LMFUNDING

An emerging leader in Bitcoin mining & specialty finance

Thank You

LMFundingIR@orangegroupadvisors.com